UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported) September 19, 2007

PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**Commission File Number**	**93-0256820**
(State or other jurisdiction of	1-5532-99	(I.R.S. Employer
incorporation or organization)		Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 - Financial Information

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

As previously reported, on April 12, 2007, Portland General Electric Company (PGE or the Company) and certain institutional buyers (Buyers) in the private placement market entered into an agreement under which PGE would sell, and the Buyers would purchase, $130 million of PGE's First Mortgage Bonds (Bonds). On September 19, 2007 (Original Issue Date), this transaction closed and was funded.

The Bonds bear interest from the Original Issue Date at an annual rate of 5.81% and will mature on October 1, 2037. The Bonds are redeemable at the option of PGE at the designated "make-whole" redemption price. The Bonds were issued pursuant to a Bond Purchase Agreement between PGE and the Buyers and under PGE's Indenture of Mortgage and Deed of Trust, dated July 1, 1945, as amended and supplemented to date and from time to time (including the Fifty-eighth Supplemental Indenture dated April 1, 2007) between PGE and HSBC Bank USA, National Association (as successor to The Marine Midland Trust Company of New York) in its capacity as trustee.

PGE intends to use the proceeds from the sale of the Bonds for general corporate purposes, which may include capital expenditures and/or the repayment of existing debt.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)

Date: September 19, 2007   By: /s/ James J. Piro

James J. Piro
Executive Vice President, Finance
Chief Financial Officer and Treasurer